Exhibit 99.1

Materialise to Hold Extraordinary General Meeting on November 28th, 2018

Leuven, Belgium - November 7, 2018. Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and sophisticated 3D printing solutions, today announced that it will hold an extraordinary general meeting of its shareholders on November 28, 2018 at 10:00 a.m., Central European Time, to vote on the appointment of Volker Hammes to the Materialise board of directors, remuneration (if any) for Mr. Hammes (which will be consistent with the remuneration of the other independent directors), and related matters.

The extraordinary general meeting will be held at Materialise’s headquarters located at Technologielaan 15, 3001 Leuven, Belgium.

The convening notices and the proxy form pertaining to the extraordinary general meeting are available on Materialise’s website at http://investors.materialise.com on the Corporate Governance page.

Mr. Hammes, 55, has served as Managing Director of BASF New Business GmbH (“BASF New Business”), a subsidiary of BASF SE, the German chemical conglomerate (FWB: BAS) (“BASF”), since January 2016 and Managing Director of BASF 3D Printing Solutions GmbH, another subsidiary of BASF, since August 2017.    Between 2012 and 2016, Mr. Hammes also served as director or officer of various BASF affiliates, including his position in BASF Turk Kimya San. Ltd. Sti. as Chief Executive Officer, Managing Director and Head of Business Center Turkey, Middle East and North Africa. In addition, Mr. Hammes has served as a director on the boards of directors of BigRep GmbH, a manufacturer of 3D printers, since December 2017 and Essentium Inc., a provider of industrial 3D printing solutions, since December 2017. Mr. Hammes holds a Master of Science degree in Mechanical Engineering, Polymer Technology from RWTH Aachen.

About Materialise

Materialise incorporates almost 3 decades of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Press contact:

Bram Smits

Investor Relations Manager, Materialise

Phone: +32 16 744 987

Email: investors@materialise.com

Twitter: @MaterialiseNV

Visit: www.materialise.com